Exhibit 99.1

Shay Evron, CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

METALINK REPORTS SECOND QUARTER 2012 RESULTS

Tel-Aviv, ISRAEL, July 30, 2012 - Metalink Ltd. (OTCQB: MTLK), today announced its unaudited financial results for the second quarter of 2012 ended June 30, 2012.

FINANCIAL RESULTS

Financial Highlights for the Second Quarter of 2012: Revenues for the second quarter of 2012 were $544,000, compared to $810,000 for the second quarter of 2011; Net profit for the second quarter of 2012 was $138,000, or $0.05 per share, compared to net profit of $327,000, or $0.12 per share, for the second quarter of 2011.

Cash Status: Metalink’s cash and cash equivalents, as of June 30, 2012 were $4.72 million.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

SAFE HARBOR STATEMENT

This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: absence of significant operations following the Lantiq transaction; uncertainty as to our future business model and our ability to identify and evaluate suitable business opportunities; and our U.S. shareholders may suffer adverse tax consequences if we will be classified as a passive foreign investment company. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

(TABLES FOLLOW)

METALINK LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	June 30,	December 31,
	2012	2011
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$4,720	$5,321
Trade accounts receivable	453	39
Government institutions	29	9
Prepaid expenses	29	3
Inventories	299	252
Total current assets	5,530	5,624

Property and equipment, net	6	67
Total assets	$5,536	$5,691

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	$-	$30
Other payables and current liabilities	409	497
Accrued severance pay	-	290
Total current liabilities	409	817

Shareholders' equity
Ordinary shares of NIS 1.0 par value (Authorized - 5,000,000 shares, issued and outstanding – 2,780,707 shares (including treasury stocks) as of June 30, 2012 and December 31, 2011)	790	790
Additional paid-in capital	158,111	158,111
Accumulated deficit	(143,889)	(144,142)
	15,012	14,759

Treasury stock, at cost; 89,850 as of
June 30, 2012 and December 31, 2011	(9,885)	(9,885)
Total shareholders' equity	5,127	4,874
Total liabilities and shareholders' equity	$5,536	$5,691

METALINK LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
	(in thousands, except share and per share data)

Revenues	$544	$810	$1,057	$909

Costs of revenues	214	257	381	262

Gross profit	330	553	676	647

Sales and marketing	96	-	196	-

General and administrative	79	238	242	314

Operating profit	155	315	238	333

Financial income, net	-	12	32	21

Net profit from continuing operation	$155	$327	$270	$354

Other expenses	17	-	17	-

Net profit	$138	$327	$253	$354

Basic and Diluted earnings	$0.05	$0.12	$0.09	$0.13

Shares used in computing earnings per ordinary share:
Basic and Diluted (not including 89,850 treasury stocks)	2,690,857	2,690,857	2,690,857	2,690,857